SECURITIES AND EXCHANGE
COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO § 240.13d-2.

(Amendment No. 1)*

Nano Dimension Ltd.

(Name of Issuer)

Ordinary Shares, par value NIS $0.10 per share

(Title of Class of Securities)

63008G104

(CUSIP Number)

December 31, 2019

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No: 63008G104
(1)	Names of Reporting Persons Iroquois Capital Management L.L.C.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
(3)	SEC Use Only
(4)	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	(5) Sole Voting Power 0

(6) Shared Voting Power 366,665 Ordinary Shares issuable upon exercise of Warrants (See Item 4)

(7) Sole Dispositive Power 0

(8) Shared Dispositive Power 366,665 Ordinary Shares issuable upon exercise of Warrants (See Item 4)

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person 366,665 Ordinary Shares issuable upon exercise of Warrants (See Item 4)
(10)	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
(11)	Percent of Class Represented by Amount in Row (9) 0.2%
(12)	Type of Reporting Person (See Instructions) OO

CUSIP No: 63008G104
(1)	Names of Reporting Persons Richard Abbe
(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
(3)	SEC Use Only
(4)	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	(5) Sole Voting Power 566,635 Ordinary Shares issuable upon exercise of Warrants (See Item 4)

(6) Shared Voting Power 366,665 Ordinary Shares issuable upon exercise of Warrants (See Item 4)

(7) Sole Dispositive Power 566,635 Ordinary Shares issuable upon exercise of Warrants (See Item 4)

(8) Shared Dispositive Power 366,665 Ordinary Shares issuable upon exercise of Warrants (See Item 4)

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person 933,300 Ordinary Shares issuable upon exercise of Warrants (See Item 4)
(10)	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
(11)	Percent of Class Represented by Amount in Row (9) 0.4%
(12)	Type of Reporting Person (See Instructions) IN; HC

CUSIP No: 63008G104
(1)	Names of Reporting Persons Kimberly Page
(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
(3)	SEC Use Only
(4)	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	(5) Sole Voting Power 0

(6) Shared Voting Power 366,665 Ordinary Shares issuable upon exercise of Warrants (See Item 4)

(7) Sole Dispositive Power 0

(8) Shared Dispositive Power 366,665 Ordinary Shares issuable upon exercise of Warrants (See Item 4)

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person 366,665 Ordinary Shares issuable upon exercise of Warrants (See Item 4)
(10)	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
(11)	Percent of Class Represented by Amount in Row (9) 0.2%
(12)	Type of Reporting Person (See Instructions) IN

CUSIP No: 63008G104

This Amendment No. 1 (this “Amendment”) amends the statement on Schedule 13G filed on February 11, 2019 (the “Original Schedule 13G”) with respect to the Ordinary Shares, NIS 0.10 par value (the “Ordinary Shares”) of Nano Dimension Ltd., an Israeli company (the “Company”). Capitalized terms used herein and not otherwise defined in this Amendment have the meanings set forth in the Original Schedule 13G. This Amendment amends and restates Item 4 and Item 5 in their entirety as set forth below.

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

The information as of the date of the event which requires filing of this statement required by Items 4(a) – (c) is set forth in Rows 5 – 11 of the cover page for each Reporting Person hereto and is incorporated herein by reference for each such Reporting Person. The percentage set forth in Row 11 of the cover page for each Reporting Person is based on 212,456,319 Ordinary Shares outstanding as of January 31, 2020 as reported in the Company’s Prospectus filed pursuant to Rule 424(b)(5) filed with the Securities and Exchange Commission on February 3, 2020, and assumes the exercise of the reported warrants (the “Reported Warrants”).

Pursuant to the terms of the Reported Warrants, the Reporting Persons cannot exercise such Reported Warrants to the extent the Reporting Persons would beneficially own, after any such exercise, more than 9.99% of the outstanding Ordinary Shares.

As of the date of the event which requires filing of this statement, Iroquois Master Fund Ltd. (“Iroquois Master Fund”) held Reported Warrants to purchase 366,665 Ordinary Shares (represented by 73,333 American Depositary Shares) and Iroquois Capital Investment Group LLC (“ICIG”) held Reported Warrants to purchase 566,635 Ordinary Shares (represented by 113,327 American Depositary Shares).

Mr. Abbe shares authority and responsibility for the investments made on behalf of Iroquois Master Fund with Ms. Kimberly Page, each of whom is a director of the Iroquois Master Fund. As such, Mr. Abbe and Ms. Page may each be deemed to be the beneficial owner of all Ordinary Shares underlying the Reported Warrants held by Iroquois Master Fund. Iroquois Capital is the investment advisor for Iroquois Master Fund and Mr. Abbe is the President of Iroquois Capital. Mr. Abbe has the sole authority and responsibility for the investments made on behalf of ICIG. As such, Mr. Abbe may be deemed to be the beneficial owner of all Ordinary Shares underlying the Reported Warrants held by Iroquois Master Fund and ICIG. The foregoing should not be construed in and of itself as an admission by any Reporting Person as to beneficial ownership of Ordinary Shares owned by another Reporting Person. Each of the Reporting Persons hereby disclaims any beneficial ownership of any such Ordinary Shares except to the extent of their pecuniary interest therein.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☒

Item 10.	Certification

By signing below each of the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2020

IROQUOIS CAPITAL MANAGEMENT L.L.C.

By:	/s/ Richard Abbe
Richard Abbe, President

/s/ Richard Abbe
Richard Abbe

/s/ Kimberly Page
Kimberly Page